FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Tomás González
For further information contact:	tgonzalez@endesa.cl
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Jacqueline Michael
jfmv@endesa.cl	jmc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED DECEMBER 31, 2006

(Santiago, Chile, January 24, 2007) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended December 31, 2006. All figures are in constant Chilean pesos and in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities. December 2005 figures have been adjusted by the year-over-year CPI variation of 2.1% . The figures expressed in US Dollars for both periods were calculated based on the December 31, 2006 exchange rate of 532.39 Chilean pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA) and its Peruvian subsidiary (Edegel). Endesa Chile no longer consolidates its equity interests in Brazilian entities.

Highlights for the Period

The net income of Endesa Chile in 2006 was US$ 356.0 million, a US$ 143.9 million (67.8%) improvement over the US$ 212.1 million for the year before. This reflects improved operating income , receiving returns on recent investments, as well as an improved non-operating result.

Endesa Chile consolidated operating income was US$ 947.6 million, a 25.1% increase over the US$ 757.3 million for 2005. The company’s increased production was the result of good hydrology and the higher water levels in reservoirs during 2006, which supported the operating figures in Chile. It should be pointed out that the consolidated figures for 2006 do not include the operating result of Cachoeira Dourada in Brazil, which was deconsolidated as of the beginning of the fourth quarter of 2005.

Endesa Chile’s EBITDA, or operating income plus depreciation and amortization, record ed US$ 1,278.9 million in 2006, a 15.7 % increase compared to 2005, in historical dollars. The composition of Endesa Chile’s EBITDA by country, adjusted by ownership is as follows: Chile represents 76.2%, Colombia 10.1%, Argentina 7.9 % and Peru 5.9%.

Highlights of 2006 include the following events:

  During July 2006, the company broke its record for monthly generating in Chile. The good rainfalls in July and the full availability of the generation assets contributed to this result.

  Consolidation of Endesa Chile as an Investment Grade company during 2006, for all the international agencies that classify the company: Standard & Poor’s, Fitch Credit Rating and recently, the upgrade in the international rating by Moodys.

  Regarding the Aysén project, the board of Endesa Chile on August 31 agreed the constitution of the company Centrales Hidroeléctricas de Aysén S.A. The board of the company was appointed on September 6 and a shareholders agreement was signed on October 10 which defined the capital contributions of Endesa Chile in 51%. This company was awarded the prize for best corporate initiative in 2006 by the Diario Financiero newspaper. The environmental impact study was adjudicated to the international consortium created by the companies SWECO, POCH Ambiental and EPS.

  On September 29, Endesa Chile, ENAP, Metrogas and GNL Chile signed an agreement defining the structure of the liquefied natural gas (LNG) project in which Endesa Chile participates with 20%. The project is part of the strategy against the lack of gas from Argentina.

  Successful participation in the bidding process organized by distributors in Chile in order to contract electricity for the period 2010-2024. Endesa Chile was awarded with 6,400 GWh per annum, which corresponds to 100% of the offered capacity and 59% of the total tender materialized, at an average price of US$ 65 per MWh, where Endesa Chile will diminish since 2010 its dependence to the regulated price, assuring the stability of the future cash flow.

Consolidated revenues in 2006 increased by 16.6% to US$ 2,511.5 million, compare favorable with the US$ 2,153.7 million in 2005. Electricity production increased 5.6% reaching 52,949.4 GWh reflecting good hydrology, an increasing demand and also better price conditions in all the markets and countries where Endesa Chile operates.

Consolidated operating expenses in 2006 reached US$ 1,490.0 million, an increase of US$ 167.5 million over 2005. The increase in fuel costs to December 2006 recorded US$ 145.6 million, 49.5% more than in 2005, mainly as a result of the merger of Etevensa and Edegel on June 2006, which increased thermal generation of Edegel when compared to 2005. The company’s increased energy production allo wed to decrease the cost of energy and capacity purchases by 6.0%, implying a reduction of US$ 14.5 million by this concept.

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)
	2005	2006	Variation	% Var.

Operating Revenues	2,153,727	2,511,544	357,817	16.6%
Operating Expenses	(1,322,491)	(1,489,998)	(167,507)	(12.7%)

Operating Margin	831,236	1,021,546	190,310	22.9%

SG&A	(73,983)	(73,979)	3	0.0%

Operating Income	757,253	947,567	190,314	25.1%

Net Financial Income (Expenses)	(313,061)	(295,087)	17,974	5.7%
Interest Income	29,825	27,832	(1,992)	(6.7%)
Interest Expense	(342,885)	(322,919)	19,966	5.8%
Net Income from Related Companies	26,023	79,537	53,514	205.6%
Equity Gains from Related Companies	40,990	79,773	38,782	94.6%
Equity Losses from Related Companies	(14,967)	(235)	14,732	98.4%
Net other Non Operating Income (Expense)	(38,943)	(25,545)	13,397	34.4%
Other Non Operating Income	63,824	56,289	(7,535)	(11.8%)
Other Non Operating Expenses	(102,766)	(81,834)	20,932	20.4%
Positive Goodwill Amortization	(2,620)	(1,771)	849	32.4%
Price Level Restatement	2,528	2,794	266	10.5%
Exchange differences	28,577	6,777	(21,800)	(76.3%)

Non Operating Income	(297,496)	(233,295)	64,202	21.6%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	459,757	714,272	254,515	55.4%

Income Tax	(176,347)	(245,791)	(69,444)	(39.4%)
Extraordinary Items	-	-	-
Minority Interest	(100,622)	(123,802)	(23,179)	(23.0%)
Negative Goodwill Amortization	29,362	11,340	(18,022)	(61.4%)

NET INCOME	212,149	356,020	143,871	67.8%

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1.2

(Chilean GAAP, Million Ch$)
	2005	2006	Variation	% Var.

Operating Revenues	1,146,623	1,337,121	190,498	16.6%
Operating Expenses	(704,081)	(793,260)	(89,179)	(12.7%)

Operating Margin	442,542	543,861	101,319	22.9%

SG&A	(39,388)	(39,386)	2	0.0%

Operating Income	403,154	504,475	101,321	25.1%

Net Financial Income (Expenses)	(166,670)	(157,101)	9,569	5.7%
Interest Income	15,878	14,818	(1,061)	(6.7%)
Interest Expense	(182,549)	(171,919)	10,630	5.8%
Net Income from Related Companies	13,854	42,345	28,490	205.6%
Equity Gains from Related Companies	21,823	42,470	20,647	94.6%
Equity Losses from Related Companies	(7,968)	(125)	7,843	98.4%
Net other Non Operating Income (Expense)	(20,733)	(13,600)	7,133	34.4%
Other Non Operating Income	33,979	29,968	(4,011)	(11.8%)
Other Non Operating Expenses	(54,712)	(43,568)	11,144	20.4%
Positive Goodwill Amortization	(1,395)	(943)	452	32.4%
Price Level Restatement	1,346	1,487	142	10.5%
Exchange differences	15,214	3,608	(11,606)	(76.3%)

Non Operating Income	(158,384)	(124,204)	34,180	21.6%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	244,770	380,271	135,501	55.4%

Income Tax	(93,885)	(130,857)	(36,971)	(39.4%)
Extraordinary Items	-	-	-
Minority Interest	(53,570)	(65,911)	(12,340)	(23.0%)
Negative Goodwill Amortization	15,632	6,037	(9,594)	(61.4%)

NET INCOME	112,946	189,541	76,595	67.8%

Main events during the period

Investments

Endesa Chile is currently developing four projects and carrying out several studies of possible future investment options. Of those projects, the first to start operating will be the San Isidro plant expansion. With an approximate investment of US$ 200 million, this is expected to start operating in open cycle with an estimated capacity of 220 MW in April 2007, using diesel oil, and the cycle will be closed the following year, increasing its capacity to approximately 300 MW. In 2009, once liquefied natural gas (LNG) is available in Chile, it will achieve its full capacity of 377 MW. The company is also actively participating in the government-sponsored initiative to increase the diversification of the country’s energy matrix through the LNG project, with a 20% holding in the new re -gasification terminal, together with Enap, Metrogas and British Gas (the gas supplier). The company GNL Chile S.A. has already agreed the conditions of the Project Development Agreement (PDA) with British Gas.

The second project to begin operations will be the Palmucho pass-through hydroelectric plant which will use the ecological flow of the Ralco plant with 32 MW installed capacity. Investments are projected to total US$ 43.8 million, and start up schedule for the second half of 2007.

Regarding long-term investment decisions, the board of Endesa Chile on August 30 agreed the creation of the company Centrales Hidroeléctricas de Aysén S.A., which was formed on September 4 and in which Endesa Chile has a 51% shareholding and Colbún S.A. the remaining 49%. It’s important to mention that on December 1 2006, the environmental impact study was adjudicated to the international consortium created by the companies SWECO, POCH Ambiental and EPS. This project reflects the efforts of Endesa Chile to contribute to the stability of the Chilean electricity system. The total installed capacity of the project is approximately 2,400 MW and the estimated investment is US$ 2,400 million, excluding the cost of transmission line .

In July, Endesa Chile submitted the project called Bocamina Plant Expansion to the environmental impact assessment system. This project consists in the construction and commissioning of a second electricity generating unit of approximately 350 MW. The project also includes the installation of a hose filter in the present first unit of the plant in order to reduce particle matter emissions, currently being installed.

At the same time, and following the decision to develop non-conventional renewable energy projects through its subsidiary Endesa ECO, the Canela wind farm is expected to begin operation, supplying the SIC grid during the second half of 2007. This plant is located 295 km. north of Santiago in the district of Canela in Chile’s 4th region and will have 18.15 MW of installed capacity. The estimated investment is around US$ 31 million. The environmental impact declaration for the first stage has already been approved, while the declaration for the second stage is being processed.

Endesa ECO also expects to start operating in 2008 its Ojos de Agua mini pass-through hydroelectric plant, to be located approximately 100 kilometers from the city of Talca, in the valley of the river Cipreses, downstream from La Invernada Lake. The investment required for this 9.5 MW plant is approximately US$ 20 million.

In September, Electrogas, a company whose shareholders are Endesa Chile (42.5%), the Matte group (42.5%) and ENAP (15.0%) announced its intention to build an oil pipeline in the 4th Region, from Concón to Venecia, where the combined-cycle plants of both generators are located. This implies an investment of US$ 6.1 million and its start-up is planned for May 2007.

On March 2, 2006, Endesa Chile’s Colombian subsidiary, Emgesa, purchased the assets of Termocartagena, located on the Atlantic coast, for US$ 17 million, through a public tender process, and announced additional investments of approximately US$ 17 million in order to restore the plant’s 202 MW capacity; that should be completed during 2007.

In Peru, the merger between Endesa Chile’s Peruvian subsidiary, Edegel, and Etevensa, a subsidiary of Endesa Internacional was completed on June 1, 2006. As a result of the above, the group has become the leading generator in the Peruvian market experiencing growing demand with well-adapted regulations. This merger improves the mix of generation assets. During October, the combined cycle of the plant’s second boiler was closed, leaving its final installed capacity at around 500 MW; its commercial operation started in November. On July 19, the UTI 6 unit of Edegel’s Santa Rosa thermal plant began commercial operations using natural gas from Camisea. This implied an investment of US$ 4.5 million to increase the plant’s capacity to 227 MW.

In Argentina, Foninvemem is the investment fund created for the normalization of the wholesale electricity market, to finance the construction of two 800 MW combined-cycle units. Two generating companies were formed in December 2005 in this fund, in which Endesa Chile, through its Argentine subsidiaries, has 26.2% shareholdings. These companies are Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. During October, the supply of equipment for both plants was awarded to Siemens. The expected start-up date is January 2009, from when the companies will begin to recover their credits from the cash flows generated by the project under the 10-year production sales contract with MEM (CAMMESA).

Regulated tariffs

In October 2006, the Chilean CNE announced the final technical report for setting node prices for the Central Grid System (SIC), defining the Alto Jahuel node price at US$ 67.31 per MWh.

The CNE also set a value of US$ 61.04 per MWh for the Crucero node in its similar technical report on the Northern Grid System (SING).

In Peru, Osinerg on June 19 modified the busbar tariff by its Resolution 248 2006-OS/CD, raising the energy price by 4.9% compared to the May 2006 price setting. This modification changed the busbar prices set for May retroactively. The new price for the period May 2006 - April 2007 set a value of US$ 36.87 per monomic MWh at the Lima bar.

Financing

A US$ 150 million The Yankee bond issued by Endesa Chile Internacional matured in April 2006 and a domestic bond issuance of approximately US$ 200 million matured in August. These maturities were covered with the operating cash flows of the company and its foreign subsidiaries and other available liquidity sources. Endesa Chile Agency on January 26, signed a revolving credit facility for US$ 200 million, 5.5 year term, with an interest rate of Libor plus a spread of 30 basis points. In December, in order to increase its sources of funds, Endesa Chile, through its Cayman Island Agency, signed a new revolving credit facility for US$ 200 million with a 3-year term and an interest rate of Libor plus a spread of 25 basis points.

At the end of 2006, of the total US$ 650 million revolving credits available , US$ 100 million were drawn.

A series of transactions were carried out in 2006 to refinance short-term loans and increase the average life of the debt of Endesa Chile’s foreign subsidiaries.

In Peru, Edegel signed a loan agreement with West LB in July for US$ 20 million for a 3-year term; in October, it placed two domestic bond issues on the Peruvian market for 25 million soles each (approximately US$ 16 million) for 7 years, and also refinanced a note with Scotiabank for 50 million soles for a 2-year term. In December, Edegel signed a loan with Citibank for US$ 24 million at 3 years to refinance short-term loans.

In Argentina, Hidroeléctrica El Chocón signed a bank loan for US$ 100 million with Standard Bank and Deutsche Bank for a 5-year term. The proceeds were used to prepay commercial paper maturing in 2007.

In Colombia, and in order to prepay debt, Betania in February issued a domestic bond issue on the Colombian market for 100,000 million Colombian pesos (approximately US$ 44 million) for a term of 7 years, and in June signed a structured loan for 305,009 million Colombian pesos (approximately US$ 123 million) to mature in April 2012.

Also in Colombia, Emgesa S.A. in February placed a domestic bond issuance on the Colombian market for 40,000 million Colombian pesos (approximately US$ 17.5 million) on a 10-year term basis in order to finance the acquisition of Termocartagena for approximately US$ 17 million. Coincidently, and to meet the maturity 150,000 million Colombian pesos (approximately US$ 60 million) in domestic bonds on July, Emgesa closed three 180-day facilities with local banks, including one loan for 80,000 million Colombian pesos (approximately US$ 33 million), a second facility for 50,000 million Colombian pesos (approximately US$ 21 million) and a final loan for 20,000 million Colombian pesos (approximately US$ 8 million), expecting a stabilization on the Colombian market in order to perform new long term issuances.

Endesa Chile’s consolidated net financial debt with third parties reduced 1.4% in dollar terms, from US$ 3,830 million in 2005 to US$ 3.779 million in 2006, a reduction of US$ 52 million, which was compatible with the reduction investment plan accomplished. The net debt variation was a result of mainly a reduction of Endesa Chile individual debt, due to its own generation cash flow and the cash flow received from its subsidiaries.

Sustainability and the Environment

In corporate sustainability, Endesa Chile in April 2006 formalized and submitted its first progress report regarding the implementation of the Global Compact ten principles. Endesa Chile published for the fourth consecutive year its sustainability report and became the first electricity company to adhere to the Global Compact and report to that entity its progress report on the Global Reporting Initiative (GRI) basis. In line with this policy of public transparency, the sustainability reports of the subsidiaries Betania and Emgesa, in Colombia, and Costanera, in Argentina, were also published during the first half of the year.

In May, the Peruvian subsidiary Edegel received the Sustainable Development 2006 prize for its projects promoting local development and environmental management. The first was for the “Promoting Program of co-responsibility in preserving the environment”, in the category “Protection efforts or environmental management actions additional to the regulatory compliance framework”. The second was for the Pacaybamba relocation project which won in the category "Efforts for promoting local development".

On July 13, Endesa Chile obtained ninth place in the “II Ranking ProHumana y Revista Capital”, sponsored by the Chilean Confederation of Production and Trade which recognizes the leading companies in Corporate Social Responsibility (CSR). This survey evaluates the development and implementation of CSR from the perspective of the employees, reflecting the value, awareness, perception and practices they have in their companies, based in the compliance with the company’s seven sustainability policy commitments.

On July 21, Endesa Chile and Chilectra received a CSR action distinction. Both companies were recognized and praised for the constant improvements in their relations with the community and the environment.

In September, Endesa Chile achieved an important result in the evaluation of corporate sustainability performed by the Sustainable Asset Management (SAM Research) agency. This Swiss agency is responsible for selecting the company members of the Dow Jones Sustainability Index (DJSI), the most recognized indicator in the world for attracting large investors committed to Corporate Sustainable Development (CSD). The result achieved by Endesa Chile in this evaluation place it among the world’s leading companies in this matter. This important achievement is the result of the work and effort of all areas of the organization and its people.

In November 2006, Endesa Chile was awarded the Sofofa Social Responsibility Prize 2006, a public recognition of the companies that best exemplify their full and permanent commitment with corporate social responsibility. This prize was earned by the company’s efforts with respect to the environment, relations with the community, its surroundings and its employees, and on the promotion of permanent and specific programs focused on the towns where it operates.

In December, were inaugurated with the presence of the President of the Republic, Michelle Bachelet, the Ralco Square and Museum were inaugurated, a cultural center that seeks to preserve and transmit the value, culture and history of the Pehuenche people. This initiative was promoted by Endesa Chile and the Fundación Pehuén, together with CMPC and the municipality of Alto Bío-Bío.

At the end of year 2006, the installed capacity of plants having their environmental management systems (EMS) certified under the ISO 14001 standard was 95.3% (11,735.6 MW), out of the total installed capacity of the subsidiary companies (12.319.6 MW). In December, the certificates accrediting that the Bocamina (Chile) and Cartagena (Colombia) thermal plants successfully implemented their respective environmental management systems (EMS) under the ISO 14001 standard were received.

Other important events in environmental management were the resolution of 16 environmental liabilities in generation plants in South America, the performance of environmental inspections in all Latin American subsidiaries, the preparation and analysis of of biodiversity conservation sites at Endesa Chile’s installations and the environmental management among the different projects under construction.

In the area of climatic change strategy, the processing of the Ojos de Agua within the framework of the Clean Development Mechanism continued. This project, under control of Endesa Eco, a subsidiary of Endesa Chile, comprises a mini-hydroelectric project in the Maule Region, Chile. At the end of 2006, the validation process by the Designated Operating Entity (DOE) was completed for its registration as a CDM project in 2007.

On November 16, the International Council of Large Electrical Networks (Cigre) awarded a prize to the Ralco plant as “The Most Emblematic Electrical Project in the Decade”, stressing the contribution of the generator to the development of Chile and the technical, social and environmental challenges faced during the construction of the project.

Corporate Governance

On April 19, during the “First Grand Meeting of Investors Chile 2006”, Endesa Chile’s Investor Relations team was awarded first place in the “Investor Relations: Companies with ADRs and High Market Capitalization” category of the Top 100 ranking performed by Revista Capital and Santander Investment, remarking Endesa Chile as one of the companies that provide the highest added value to its shareholders and for its brilliant performance regarding the investor community.

On October 26, Endesa Chile’s board appointed Mario Valcarce Durán and Pedro Larrea Paguaga as chairman and vice-chairman of the board of the company respectively, and additionally appointed Mario Valcarce Durán as a new member of the company’s Directors’ Committee. On November 1, Manuel José Irarrázaval Aldunate became the chief administration and finance officer of Endesa Chile, following the resignation of Alejandro González Dale.

On November 16, during the second day of the Eighth Latibex Forum in Madrid, Endesa Chile was recognized by the Affinitas alliance, lead by the prestigious Spanish law firm Garrigues, as the Chilean company listed on the Latin American Securities Market of the Madrid Stock Exchange (Latibex) with the best corporate governance practices, stressing the company’s efforts in good governance and transparency policies.

On December 14, the international credit-rating agency Moody’s Investors Service granted Endesa Chile a Baa3 rating with stable outlook, consolidating the company status of investment grade with all the main rating agencies, thus expecting to be in a stronger position in the international debt markets and in the event of future financing requirements.

Conclusion

Endesa Chile has shown sustained growth in the generation of EBITDA, particularly the contribution made by its operations in Chile, a country where Endesa Chile has a relevant market position, which has suitable electricity regulations and where Endesa Chile has taken the initiative in making new investments responsibly.

The company is working on projects like San Isidro with 377 MW, Palmucho with 32 MW, Ojos de Agua with 9.5 MW and the first wind farm in Chile, Canela, with 18.15 MW. It has also presented its environmental impact assessment for the second coal-fired plant at Bocamnina of 350 MW and is firmly progressing with projects like Aysén with approximately 2,400 MW, of enormous relevance to the company and the country; as well the company is participating in the LNG regasification plant which will give to the SIC higher electricity independence. The absorption of the Ventanilla combined-cycle plant in Peru by our subsidiary Edegel, the acquisition of a thermal plant in Colombia and the active participation in the development of Foninvemem in Argentina, are other activities being carried out in the other countries where Endesa Chile operates.

At the same time, the company continues to make studies of future energy developments specially in Chile and also the other markets in which it operates, to contribute responsibly to the needs of electricity supplies, participate in the growth of the different and diverse markets, take advantage of new business opportunities and use profitably the resources being generated, with a firm commitment with the regulators, corporate sustainable development and the environment.

Revenues, Operating Expenses and Operating Income analysis by country

Revenues

Revenues in Chile in 2006 increased by 17.9%, from US$ 1,051.0 million in 2005 to US$ 1,239.1 million in 2006, as a result of a 6.4% increase in energy production, driven by greater hydroelectric generation and an improved price scenario during the year. Endesa Chile and its Chilean subsidiaries sold 4,991 GWh on the spot market, where the energy price average was around US$ 44.8 per MWh. Physical sales of energy to regulated customers, which are subject to a new energy matrix recognized in the price-setting system, rose by 1.7% to 10,756 GWh. The increase in electricity sales shows a 12.7% rise in the average sales price, from US$ 47.6 per GWh in 2005 to US$ 53.6 per GWh in 2006, due to the increases in market prices.

Revenues in Argentina rose by 47.1%, from US$ 300.7 million in 2005 to US$ 442.2 million in 2006. This improvement was the result of better hydrology that permitted an increase in hydroelectric production of 1,111 GWh over the previous year. The physical energy sales of El Chocón amounted to 5,191 GWh, a 26.2 % increase over 2005. The energy volumes sold of Endesa Costanera rose by 3.2 % to 8,736 GWh compared to 8,466 GWh in 2005, due to the higher demand for electricity and its ability to generate with liquid fuels, considering the current scarcity of natural gas in Argentina. There was also an increase in energy prices following the recognition of higher natural gas prices. The company’s average sales price in Argentina increased by 32.8%, from US$ 23.9 per GWh in 2005 to US$ 31.8 per GWh in 2006.

Revenues in Colombia rose by 3.6%, from US$496.2 million in 2005 to US$ 514.3 million in 2006. Emgesa’s sales increased by US$ 24.1 million in 2006 compared to 2005, mainly because of an increase in hydro production of 6.1% due to good hydrology. Emgesa’s average sales price rose by 6.3% . The latter results were partially offset by a decline of US$ 6.0 million in Betania’s sales, due to a fall in the average sales price of 17.6%, despite the increase in physical sales of 11.6% . The company’s average sales price in Colombia rose by 1.9%, from US$ 32.9 per GWh in 2005 to US$ 33.5 per GWh in 2006.

Revenues of our electricity generator in Peru, Edegel, increased by 40.0%, from US$ 225.7 million to US$ 315.9 million, mainly due a 47.1% rise in physical energy sales of 2,167 GWh, despite the average sales price falling by 4.2% because of the price of natural gas from Camisea since its connection to the Peruvian electrical system. The company’s average sales price declined from US$ 48.4 per GWh in 2005 to US$ 46.4 per GWh in 2006.

Operating Expenses

Operating expenses in Chile increased by 0.4% in 2006 compared to 2005. The greater thermal generation in the last quarter of 2006, caused by sharp cuts in natural gas supplies from Argentina, led the cost of fuels and other fixed costs to increase by US$ 23.4 million despite the good hydrology during the year; this however was compensated by US$ 24.4 million of lower energy and power purchase costs. The average variable cost of generation, excluding the cost of electricity purchases, declined by 2.1%, from US$ 16.9 per GWh to US$ 16.5 per GWh in 2006, as a result of the 8.8% increase in hydroelectric generation. The cost of electricity purchases, both of energy and of capacity, reduced from US$ 125.4 million in 2005 to US$ 101.0 million in 2006, mainly due to the 42.0% fall in physical energy purchases, while the average price of purchases rose from US$ 55.3 per GWh in 2005 to US$ 76.7 per GWh in 2006.

Operating expenses in Argentina increased by US$ 96.7 million; from US$ 270.9 million to US$ 367.6 million. Thermal and hydroelectric generation increased by 3.7% and 28.3% respectively. The cost of fuel raised by US$ 85.1 million, essentially due to generation using liquid fuels (fuel oil), this being the main reason for the increased costs in Argentina. The greater use of liquid fuels was the result of a shortage of natural gas in Argentina. The average variable generating cost, excluding the cost of electricity purchases, increased from US$ 14.8 per GWh in 2005 to US$ 19.9 per GWh in 2006 due the higher fuel costs. Electricity purchases of both energy and capacity rose by US$ 1.7 million in 2006, due to an increase in the average purchase price, which rose from US$ 28.3 per GWh in 2005 to US$ 40.5 per GWh in 2006.

Colombia's operating expenses increased by 8.9%, from US$ 255.1 million in 2005 to US$ 277.8 million. Tolls and energy transport costs increased by US$ 11.5 million. The average variable generation cost, excluding the cost of electricity purchases, raise from US$ 6.2 per GWh in 2005 to US$ 7.2 per GWh in 2006. The 46.1% increase in thermal generation led fuel costs to increase by US$ 2.9 million. Electricity purchases, both of energy and power, rose slightly by US$ 346 thousand, because of the higher average purchase price, which moved from US$ 29.5 per GWh in 2005 to US$ 34.1 per GWh in 2006, despite physical purchases of energy falling by 13.2% .

Operating expenses in Peru increased by 78.2%; from US$ 106.3 million in 2005 to US$ 189.3 million in 2006. This was mainly due to an increase of US$ 47.0 million in fuel costs through the operation in simple cycle of the Ventanilla thermal plant and to an increase in other fixed costs of US$ 9.6 million, thermal plant which was added to Edegel assets in June 2006. The average variable generating cost, excluding the cost of electricity purchases, was US$ 11.1 per GWh in 2005 compared to US$ 14.4 per GWh in 2006. Electricity purchases, of energy and capacity, rose by US$ 1.6 million in 2006, due to the rise in the average price of purchases from US$ 42.7 per GWh in 2005 to US$ 70.1 per GWh.

Operating income

The favorable hydrology in Chile, particularly during the period June-September 2006, and a good snow melting process, the operating income improved driven by the increased of 8.8% increase in hydroelectric generation and an improved price scenario. Increased demand of over 6% and the constant cuts in natural gas supplies from Argentina have pressed the electricity system which has been operating at almost maximum installed capacity.

Analyzing the operating situation of each country, the 3.9 % depreciation of the Chilean peso against the US dollar in relation to December 2005 should be borne in mind ($ 532.39 per dollar at end December 2006 versus $ 512.50 per dollar at December 2005). It is important to take into account this exchange difference when comparing the figures of one year with another in Chilean pesos; this treatment is in accordance with the accounting rules governing foreign currency results as required in Technical Bulletin No.64.

The operating income in Argentina increased because of the improvement in the operations of our subsidiaries in that country. Endesa Costanera produced an operating income of US$ 9.8 million, which compares to an operating loss of US$ 3.7 million in 2005, mainly due the increase in energy prices following the recognition of the system's higher natural gas costs. The El Chocón hydroelectric plant increased its operating income by US$ 30.4 million as a result of better hydrology and higher market prices.

In Colombia, operating income declined slightly a 1.4%, basically due to a decrease of US$ 9.2 million in Betania's power plant operating income as a result of its lower average sale price for the company despite the increase of 11.6% in physical sales. The operating income of Emgesa compensate the latter by an increased of US$ 5.9 million in 2006.

Edegel in Peru produced an operating income of US$ 104.3 million during 2006, which compares favorably with the US$ 103.2 million reached in 2005, an increase of US$ 1.1 million The higher sales that include the operation of the thermal plant Ventanilla, were offset by the increase in cost, which led the operating income of Edegel to increased in 1.1% .

Non-Operating Income

The non-operating result for 2006 of Endesa Chile consolidated was a negative US$ 233.3 million, compared to a negative US$ 297.5 million in 2005, thus favorably affecting the company's net income in comparison with the previous year. The principal changes in the non-operating result were:

The consolidated financial expenses decreased by US$ 20.0 million, from US$ 342.9 million in 2005 to US$ 322.9 million in 2006, a fall of 5.8%, mainly due to reduced debt stock, average exchange rate appreciation and the capitalization of financial expenses related to investment projects. The de-consolidation of Cachoeira Dourada, partially offset by increases in average cash balances, were the main factors behind the reduction in consolidated financial income by US$ 2.0 million, from US$ 29.8 million to US$ 27.8 million in 2006.

The net result of investments in related companies increased by US$ 53.5 million in 2006, mainly due to US$ 45.4 million of higher results of Endesa Brasil S.A. of, a holding company created in October 2005 for the corporate restructuring in Brazil, and the accrued negative result of US$ 14.8 million of the former associate company CIEN, compensated in part by US$ 6.6 million reduction in the positive result of the associate company Gasatacama.

Other net non-operating income and expenses produced a better result of US$ 13.4 million, mainly due to US$ 29.5 million of lower provisions for contingencies and litigation, US$ 11.6 million of indemnities and compensations, basically from the Chilean public works ministry to Tú;nel El Melón S.A., offset by US$ 24.6 million of reduced result from the conversion adjustment, in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants, of our foreign subsidiaries, principally Betania and Edegel, for US$ 11.5 million due to the effect of the de-consolidation of Cachoeira Dourada and for US$ 3.1 million of reduced recoveries of costs and customer debts.

Price-level restatements and exchange differences showed a net negative change of US$ 21.5 million in 2006 compared to the previous year, originated mainly by the effect of 1.8% depreciation of the Chilean peso against the US dollar during 2006, against a 11.7% appreciation during 2005.

Regarding income taxes and deferred taxes, they increased in US$ 69.4 million during 2006, compared to 2005. Consolidated income tax amounted to US$ 245.8 million, comprising a charge of US$ 186.7 million for income tax, an increase of US$ 71.4 million over 2005, related to the improved taxable results, mainly of Endesa Chile and its Chilean subsidiaries, and US$ 59.1 million in deferred taxes which fell by US$ 1.8 million compared to 2005.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	2005	2006	Variation	% Var.

Current Assets	546,438	785,749	239,311	43.8%
Fixed Assets	7,498,661	7,796,120	297,459	4.0%
Other Assets	1,303,001	1,344,476	41,475	3.2%

Total Assets	9,348,100	9,926,345	578,245	6.2%

Table 2.1

Assets (Million Ch$)	2005	2006	Variation	% Var.

Current Assets	290,918	418,325	127,407	43.8%
Fixed Assets	3,992,212	4,150,576	158,364	4.0%
Other Assets	693,705	715,786	22,081	3.2%

Total Assets	4,976,835	5,284,687	307,852	6.2%

At December 31, 2006, the company's total assets showed an increase of US$ 578.2 million compared to the same date of the year before, mainly due to the following reasons:

Current assets increased by US$ 239.3 million mainly due to an increase in accounts receivable of US$ 84.9 million and in sundry debtors of US$ 30.9 million, basically due to the re-settlement of tolls (Short Law), an increase in cash and time deposits of US$ 78.3 million, principally the subsidiaries Cono Sur S.A., Emgesa S.A. and Hidroeléctrica El Chocón S.A. and other current assets of US$ 51.5 million, basically securities acquired under resale agreements in Endesa, partially offset by a reduction in notes and accounts relievable from related companies, inventories and recoverable taxes totaling US$ 16.4 million.

Fixed assets increased by US$ 297.5 million, mainly explained by the incorporation of the fixed assets of Etevensa as a result of its merger with Edegel for US$ 238.2 million, new acquisitions of assets for US$ 319.5 million and the effect of the exchange rate on the fixed assets of foreign subsidiaries of approximately US$ 69.5 million, following the application of the method of carrying the non-monetary assets of subsidiaries in unstable countries in the accounts in nominal dollars, in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants. This was partially offset by depreciation for the year of US$ 329.3 million.

Other assets show an increase of US$ 41.5 million, basically explained by the increase in investments in related companies of US$ 81.4 million, principally Endesa Brasil S.A. and the incorporation of the company Centrales Hidroeléctricas de Aysén S.A., and an increase in long -term debtors of US$ 79.0 million, mainly the Wholesale Electricity Market Investment Fund (FONINVEMEM), Argentina, and the arbitration award in the litigation MOP-Tú;nel El Melón S.A.. This was partially compensated by a reduction in investments in other companies of US$ 29.2 million, basically the elimination of Cesa, a decrease of US$ 2.2 million in notes and accounts receivable from related companies, a reduction in other assets of US$ 75.1 million, principally the result of the delivery of the investment in Empresa Eléctrica Bogotá by the Colombian subsidiary Betania as part of an exchange of assets with Corfivalle, and a fall in goodwill and intangible assets of US$ 13.2 million relating to amortization for the year.

Table 3

Liabilities (Thousand US$)	2005	2006	Variation	% Var.

Current liabilities	1,012,129	867,066	(145,063)	(14.3%)
Long-term liabilities	3,395,498	3,932,401	536,903	15.8%
Minority interest	1,791,002	1,756,585	(34,417)	(1.9%)
Equity	3,149,470	3,370,292	220,822	7.0%

Total Liabilities	9,348,100	9,926,345	578,245	6.2%

Table 3.1

Liabilities (Million Ch$)	2005	2006	Variation	% Var.

Current liabilities	538,848	461,617	(77,230)	(14.3%)
Long-term liabilities	1,807,729	2,093,571	285,842	15.8%
Minority interest	953,512	935,188	(18,323)	(1.9%)
Equity	1,676,746	1,794,310	117,564	7.0%

Total Liabilities	4,976,835	5,284,687	307,852	6.2%

Current liabilities show a reduction of US$ 145.1 million, mainly due to a reduction in bonds payable of US$ 449.5 million following repayments made by Endesa Chile, Endesa Internacional, Emgesa and Edegel, partially offset by increases in borrowings from banks and financial institutions of US$ 141.2 million and in dividends payable, sundry creditors and income tax of US$ 170.5 million.

Long-term liabilities increased by US$ 536.9 million, mainly explained by increased borrowings from banks and financial institutions of US$ 226.2 million, principally the subsidiaries Edegel, Chocón and Betania, partially offset by repayments by Endesa Chile, Celta and Endesa Costanera and transfers to short term of the subsidiary Pehuenche, increases in sundry creditors and other long-term liabilities of US$ 156.7 million, mainly larger leasing obligations of Edegel arising from the merger with Etevensa, and an increase in deferred taxes of US$ 65.7 million and in bonds payable for US$ 80.3 million, basically new issues net of repayments by foreign subsidiaries, and the effect of exchange differences.

The minority interest fell by US$ 34.4 million, mainly due to the liquidation of the Colombian company Capital de Energía S.A. (Cesa) and the elimination of Central Hidroeléctrica de Betania S.A., partially offset by the increase in the equity positions of foreign subsidiaries controlled in dollars, in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants.

Shareholders' equity increased by US$ 220.8 million compared to December 2005. This is mainly explained by the increase in retained earnings of US$ 120.2 million and in the net income for the year of US$ 143.9 million, offset by the reduction in other reserves of US$ 3.2 million and dividend payments of US$ 39.5 million.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	47,464	415,666	630,779	236,526	28,149	1,066,041	2,424,625

Endesa Chile (*)	47,464	415,666	630,779	236,526	28,149	1,066,041	2,424,625

Argentina	75,081	59,165	74,165	59,689	61,428		329,527

Costanera	65,482	47,498	50,831	36,356	19,761		219,929

Chocón		11,667	23,333	23,333	41,667		100,000

Hidroinvest	9,599						9,599

Perú;	108,271	139,654	71,891	34,916	23,449	96,891	475,072

Edegel	108,271	139,654	71,891	34,916	23,449	96,891	475,072

Colombia	106,980		141,168	71,467	107,201	247,906	674,721

Emgesa	80,920		141,168			111,667	333,755
Betania	26,060			71,467	107,201	136,238	340,966

TOTAL	337,796	614,484	918,003	402,599	220,226	1,410,838	3,903,946

Table 4.1

(Million Ch$)	2007	2008	2009	2010	2011	Balance	TOTAL

Chile	25,269	221,296	335,821	125,924	14,986	567,550	1,290,846

Endesa Chile (*)	25,269	221,296	335,821	125,924	14,986	567,550	1,290,846

Argentina	39,972	31,499	39,485	31,778	32,703		175,437

Costanera	34,862	25,287	27,062	19,356	10,521		117,088

El Chocon		6,211	12,422	12,422	22,183		53,239

Hidroinvest	5,110						5,110

Perú;	57,643	74,350	38,274	18,589	12,484	51,584	252,924

Edegel	57,643	74,350	38,274	18,589	12,484	51,584	252,924

Colombia	56,955		75,156	38,048	57,073	131,983	359,215

Emgesa	43,081		75,156			59,451	177,688
Betania	13,874			38,048	57,073	72,532	181,527

TOTAL	179,839	327,145	488,736	214,340	117,246	751,116	2,078,422

(*) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon
(*) 2009 includes a put option of Yankee Bond for US$ 220million

Table 5

Ratios	Unit	2005	2006	%Var.

Liquidity	Times	0.54	0.91	68.5%
Acid ratio test (*)	Times	0.46	0.76	65.2%
Leverage (**)	Times	0.89	0.94	5.6%
Short-term debt	%	23.0	18.1	(21.3%)
Long-term debt	%	77.0	81.9	6.3%

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

The current ratio at December 2006 was 0.91:1, an improvement of 68.5% over the level of December 2005, and the acid test ratio was 0.76:1, an increase of 65.2% over the year before. The improvement in these ratios is explained by the increase in current assets and the reduction in current liabilities mentioned above.

The leverage ratio at December 2006 was 0.94, greater than the previous year, partially due to the inclusion of new debt in Edegel S.A. resulting from the merger with Etevensa.

It is important to mention that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures, but they are our main resource in cash generation.

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

ASSETS	Million Ch$		Thousand US$

	2005	2006	2005	2006

CURRENT ASSETS
Cash	10,234	21,356	19,222	40,114
Time Deposits	61,738	92,306	115,964	173,380
Marketable Securities	1,910	5,232	3,588	9,827
Accounts Receivable, net	101,631	146,854	190,895	275,840
Notes receivable	-	-	-	-
Other accounts receivable	37,425	53,869	70,296	101,183
Amounts due from related companies	36,127	32,892	67,858	61,782
Inventories, net	22,499	20,407	42,260	38,332
Income taxes recoverable	5,759	2,343	10,818	4,402
Prepaid expenses	1,646	4,095	3,091	7,692
Deferred assets	2,534	2,127	4,759	3,996
Other current assets	9,416	36,843	17,687	69,203

Total current assets	290,918	418,325	546,438	785,749

PROPERTY, PLANT AND EQUIPMENT
Property	50,607	52,038	95,056	97,745
Buildings and Infrastructure	5,385,457	5,547,703	10,115,624	10,420,374
Plant and equipment	1,030,225	1,175,292	1,935,094	2,207,577
Other assets	92,700	180,761	174,121	339,528
Technical appraisal	65,364	66,305	122,774	124,541
Sub - Total	6,624,353	7,022,099	12,442,669	13,189,766
Accumulated depreciation	(2,632,141)	(2,871,523)	(4,944,009)	(5,393,646)

Total property, plant and equipment	3,992,212	4,150,576	7,498,661	7,796,120

OTHER ASSETS
Investments in related companies	479,933	523,267	901,469	982,864
Investments in other companies	19,462	3,900	36,556	7,326
Positive Goodwill	17,384	11,094	32,653	20,838
Negative goodwill	(36,882)	(36,569)	(69,277)	(68,688)
Long-term receivables	26,992	69,068	50,700	129,731
Amounts due from related companies	91,714	90,524	172,268	170,034
Intangibles	26,443	25,685	49,668	48,244
Accumulated amortization	(9,087)	(8,954)	(17,069)	(16,819)
Others	77,746	37,771	146,032	70,946

Total other assets	693,705	715,786	1,303,001	1,344,476

TOTAL ASSETS	4,976,835	5,284,687	9,348,100	9,926,345

Consolidated Balance Sheet (Chilean GAAP)

Table 6.2

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	2005	2006	2005	2006

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	12,591	56,543	23,650	106,206
Current portion of long- term debt	29,493	60,732	55,398	114,075
Notes Payable	-	-	-	-
Current portions of bonds payable	309,820	70,488	581,942	132,400
Current portion of other long- term debt	28,286	31,263	53,130	58,722
Dividends payable	4,789	25,955	8,995	48,752
Accounts payable and accrued expenses	57,110	87,751	107,272	164,825
Miscellaneous payables	27,169	35,429	51,031	66,547
Amounts payable to related companies	7,321	8,231	13,751	15,460
Provisions	23,326	24,775	43,814	46,535
Withholdings	8,223	12,097	15,445	22,721
Income Tax	16,525	47,247	31,040	88,744
Deferred Income	692	415	1,299	779
Deferred Taxes	-	-	-	-
Other current liabilities	13,502	692	25,362	1,299

Total current liabilities	538,848	461,617	1,012,129	867,066

LONG-TERM LIABILITIES
Due to banks and financial institutions	166,029	286,480	311,857	538,102
Bonds payable	1,423,185	1,465,956	2,673,201	2,753,538
Notes payable	53,797	57,144	101,047	107,334
Accounts payable	30,089	95,115	56,517	178,656
Amounts payable to related companies	-	-	-	-
Accrued expenses	29,168	30,002	54,787	56,353
Deferred taxes	101,564	136,564	190,770	256,512
Other long-Term liabilities	3,897	22,311	7,320	41,906

Total Long-term liabilities	1,807,729	2,093,571	3,395,498	3,932,401

Minority interest	953,512	935,188	1,791,002	1,756,585

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,138,620	1,138,620	2,138,695	2,138,695
Capital revaluation reserve	-	-	-	-
Additional paid-in capital-share premium	223,354	223,354	419,532	419,532
Other reserves	(35,233)	(36,944)	(66,179)	(69,393)
Total Capital and Reserves	1,326,741	1,325,031	2,492,048	2,488,834

RETAINED EARNINGS
Retained earnings	237,059	301,077	445,273	565,520
Net Income	112,946	189,541	212,149	356,020
Interim dividend	-	(21,036)	-	(39,513)
Accumulated surplus (deficit) during development
period of certain subsidiaries	-	(303)	-	(569)

Total Retained Earnings	350,005	469,279	657,422	881,458

Total Shareholder's Equity	1,676,746	1,794,310	3,149,470	3,370,292

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	4,976,835	5,284,687	9,348,100	9,926,345

Consolidated Cash Flow (Chilean GAAP)

Table 7

Consolidated Cash Flow (Thousand US$)	2005	2006	Variation	% Var.

Operating	519,576	789,085	269,509	51.9%
Financing	(703,943)	(255,765)	448,178	63.7%
Investment	(105,703)	(376,382)	(270,679)	(256.1%)

Net cash flow of the period	(290,069)	156,938	447,007	154.1%

Table 7.1

Consolidated Cash Flow (Million Ch$)	2005	2006	Variation	% Var.

Operating	276,617	420,101	143,484	51.9%
Financing	(374,772)	(136,166)	238,605	63.7%
Investment	(56,275)	(200,382)	(144,107)	(256.1%)

Net cash flow of the period	(154,430)	83,552	237,982	154.1%

Main aspects of the current period on the effective cash flow statement are:

a) Operating activities generated a positive cash flow of US$ 789.1 million, representing a 51.9% increase over December 2005. This flow mainly comprises the net income for the period of US$ 356.0 million, plus charges to income not representing net cash flows of US$ 276.4 million, changes in assets affecting cash flow of (US$ 201.3) million, changes in liabilities affecting cash flow of US$ 240.1 million, gains on the sale of assets of US$ 5.9 million and minority interest of US$ 123.8 million.

b) Financing activities generated a negative cash flow of US$ 255.8 million, a 63.7% increase over December 2005. This mainly consisted of loan and bond repayments of US$ 1,181.8 million, dividend payments of US$ 214.7 million and other disbursements of US$ 12.1 million. This was offset by an increase in loans drawn and bonds payable of US$ 1,152.8 million.

c) Investment activities generated a negative flow of US$ 376.4 million, mainly acquisitions of fixed assets of US$ 319.5 million, documented loans to related companies of US$ 78.0 million, other investments of US$ 20.4 million and permanent investments of US$ 19.1 million, offset by the collection of documented loans to related companies of US$ 24.1 million and sales of fixed assets and other investment income of US$ 36.5 million.

Consolidated Cash Flow From Foreign Operations (Chilean GAAP)

Table 8

Cash Flow							Intercompany
(Million US$) (1)	Interests		Dividends		Capital Red.		Amortiz.		Others		Total

	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Argentina	11.5	8.6						120.0	2.0	2.0	13.6	130.6
Peru			14.1	19.0					18.3		32.5	19.0
Brazil			36.1	24.7							36.1	24.7
Colombia		36.2					42.6	173.3			42.6	209.5
Total	11.5	44.8	50.3	43.7			42.6	293.3	20.4	2.0	124.8	383.8

(1) The figures are expressed at exchange rate of $532.39 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	2005	2006	2005	2006

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	112,946	189,541	212,149	356,020

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(3,760)	(3,151)	(7,062)	(5,919)
(Profit) loss in sale of other assets	-	-	-	-
Charges (credits) which do not represent cash flows:	147,847	147,179	277,705	276,450
Depreciation	174,052	175,307	326,926	329,282
Amortization of intangibles	1,225	1,108	2,301	2,081
Write -offs and provisions	2,382	26	4,474	49
Amortization of positive goodwill	1,395	943	2,620	1,771
Amortization of negative goodwill (less)	(15,632)	(6,037)	(29,362)	(11,340)
Accrued profit from r elated companies (less)	(21,823)	(42,470)	(40,990)	(79,773)
Accrued loss from related companies	7,968	125	14,967	235
Net, price -level restatement	(1,346)	(1,487)	(2,528)	(2,794)
Net exchange difference	(15,214)	(3,608)	(28,577)	(6,777)
Other credits which do not represent cash flow (less)	(10,996)	(605)	(20,654)	(1,135)
Other charges which do not represent cash flow	25,836	23,879	48,528	44,852
Assets variations which affect cash flow:	(30,310)	(107,185)	(56,931)	(201,329)
Decrease (increase) in receivable accounts	(15,896)	(96,009)	(29,858)	(180,336)
Decrease (increase) in inventories	(9,209)	4,363	(17,297)	8,195
Decrease (increase) in other assets	(5,205)	(15,539)	(9,777)	(29,188)
Liabilities variations which affect cash flow:	(3,678)	127,806	(6,908)	240,061
Accounts payable related to operating results	(52,578)	57,663	(98,758)	108,310
Interest payable	1,616	(1,648)	3,035	(3,096)
Income tax payable	34,821	60,951	65,405	114,486
Accounts payable related to non operating results	41,004	3,232	77,019	6,071
Accrued expenses and withholdings	(28,541)	7,607	(53,609)	14,288

Minority Interest	53,570	65,911	100,622	123,802

Net Positive Cash Flow Originated from Operating Activities	276,617	420,101	519,576	789,085

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	87,280	533,510	163,941	1,002,103
Proceeds from debt issuance	81,097	46,524	152,327	87,388
Proceeds from loans obtained from related companies	40,989	33,718	76,991	63,332
Capital distribution	(82,654)	-	(155,252)	-
Other financing sources	-	-	-	-
Dividends paid	(85,957)	(114,308)	(161,454)	(214,707)
Loans, debt amortization (less)	(325,231)	(359,694)	(610,889)	(675,621)
Issuance debt amortization(less)	(46,799)	(269,477)	(87,904)	(506,164)
Amortization of loans obtained from related companies	(39,627)	(5,268)	(74,432)	(9,895)
Amortization of expenses in issuance debt	-	-	-

Other disbursements related to financing(less)	(3,871)	(1,172)	(7,270)	(2,201)

Net Cash Flow Originated from Financing Activities	(374,772)	(136,166)	(703,943)	(255,765)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	4,317	18,324	8,109	34,418
Sale of related companies	-	49	-	93
Sale of other investments	-	-	-	-
Collection upon loans to related companies	33,773	12,817	63,436	24,074
Other income on investments	6,595	1,036	12,387	1,947
Additions to fixed assets (less)	(60,015)	(170,085)	(112,727)	(319,474)
Investments in related companies (less)	(8,598)	(10,168)	(16,150)	(19,099)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(25,508)	(41,511)	(47,913)	(77,970)

Other investment disbursements(less)	(6,839)	(10,845)	(12,845)	(20,370)

Net Cash Flow Originated from Investment activities	(56,275)	(200,382)	(105,703)	(376,382)

Net Positive Cash Flow for the period	(154,430)	83,552	(290,069)	156,938

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(5,652)	(11,112)	(10,615)	(20,873)

NET VARIATION OF CASH AND CASH EQUIVALENT	(160,081)	72,440	(300,685)	136,065
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	243,155	83,073	456,723	156,039

FINAL BALANCE OF CASH AND CASH EQUIVALENT	83,073	155,513	156,039	292,104

Most important changes in the markets where the company operates

ARGENTINA

  On December 23, the Atucha (357MW) nuclear plant (a power plant not related to our group), which was not available since September 21 2006, restarted its commercial operations contributing to the energy supply of the country.

CHILE

  In October 2006, the Chilean CNE announced the final technical report for setting node prices for the Central Grid System (SIC) for the period October 2006 - April 2007. After the adjustment of the band through the average price of free clients, was defining the Alto Jahuel node price at US$ 67.31 per MWh and $ 36.25 per KWh, which represents a 7.8% and 9.8% increase over the last setting in April.
  In the framework of long -term bids being made by the distribution companies in the SIC imply supply contracts which are going to cover 92% of the require energy from distribution companies at an average energy price of US$ 52.5 per MWh. The awarded energy amounts versus the energy supply were the following: Endesa with 99.9% (6,395 GWh), Gener 77.1% (1,389 GWh), Colbú;n 73.3% (2,200 GWh) and Guacolda 89.2% (900 GWh).
  The supplies relate to long -term contracts (minimum of 10 years) and commence in 2010. The condition of the application of supply price at marginal cost for distribution companies without contract remains in effect until December 31, 2009.

COLOMBIA

  During the third quarter of 2006, CREG issued the resolutions CREG071-2006, CREG079-2006, CREG086- 2006, CREG096-2006 and CREG112-2006, documents which rules the new reliability charge and replaced the charge for capacity since December 1 2006. The new charge mechanism for reliability contemplates a three- year transition period (until November 2009) in which the calculation of the capacity to be remunerated depends on the firm energy of each plant (calculated by a model that determines the energy that each plant can generate under the most critical annual hydrological condition regardless of the system). The present price for the transition period is 13,045 US$/MWh.

PERU

  On October 19 2006, at 00:00 hours, the COES approved the beginning of commercial operations of the combined cycle plant Ventanilla, with an installed capacity of 457 MW working with the units TG -3 and TG-4 without additional fire. The plant was inaugurated with the presence of the Peruvian president Alan Garcia on November 8 2006.
  During November 2006 the company started the tests of a gas turbine property of Enersur (Tractebel) with an installed capacity of 170 MW. This plant uses the natural gas coming from Camisea as fuel and was inaugurated on November 8 2006.
  The bidding energy process called by Luz del Sur and Distriluz concluded successfully. Luz del Sur received offers for 542 MW (113 MW from EDEGEL and 11 MW from Eepsa) and in the case of Distriluz, it received offersfor 292 MW (31 MW from Edegel and 3.4 MW from Eespsa). The prices were similar to the regulated tariff, although are fixed for the life of the contract (4 years).

Market risk analysis

ARGENTINA

- Hydrology: During 2006, the tendency of Comahue's contributions indicate that these remained at 34% above average; at Uruguay, these were 45% above average, while the rivers Parana and Futaleufu remains with contributions in the average.

- Variation in demand: Domestic energy demand grew by 10.4% during 2006 compared to the same period of last year.

CHILE

- Hydrology: So far during the hydrology year April 2006 - March 2007, the probability of surplus is 33.8%, representing a normal-wet hydrology for the system. Reservoir levels have more than 8,380 GWh of stored energy.

- Fuel risk: Higher availability of water resources as a result of snow melting diminished thermal dispatch during the fourth quarter of 2006 and consequently also the impact of natural gas restrictions.

- Variation in demand: Demand increased near 6.3% in the SIC and 4.8% in the SING during 2006.

COLOMBIA

- Hydrology: The accumulated total contributions of the SIN during 2006 are 108% of the historical average. For Guavio and Betania, flows in the third quarter were 99% and 108% respectively (a normal condition for both basins).

- Fuel price: Due to the supply declaration mechanism, the price of fuels is just one component of the declared price. For dry conditions, the declared price could rise due to the perception of market players. The Endesa group has natural gas thermal generation at Termocartagena and coal generation at Termozipa.

- Variation in demand: Demand increased near 4.1% during 2006.

PERU

- Hydrology: At December 31, 2006, the total volume in lakes and reservoirs reached 150.8 million m3, which represents 45.6% of total capacity and is 12.3% more than the volume of an average year.

- Fuel price: The international oil price directly affects the price of liquid fuels used by most thermal plants so energy prices in the system are affected.

- Variation in demand: Demand increased over 7.7% during 2006.

Exchange and interest rate risk analysis

The company has a high percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. In the markets where the company’s foreign subsidiaries show a lower indexation to the dollar, the subsidiaries in those markets have larger borrowings in local currency.

Despite this natural exchange rate hedge, the company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to attenuate the fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position above which hedging transactions are made.

At December 31, 2006, the company in consolidated terms has hedged in Chile through dollar-peso swap contracts amounting to US$ 125 million. The year before, the company did not required to hedge through dollar/peso forwards or swaps. This change is because the accounting mismatch was higher than the limit set out in the company’s hedging policy.

Regarding the interest rate risk, the company has a proportion of fixed to variable rate debt of approximately 83% / 17% at December 31, 2006. The percentage at fixed rates has declined slightly compared to the 93% / 7% fixed / variable percentages at December 2005, but equally reduces the interest-rate fluctuation risk.

Business Information Main Operating Figures in GWh

Table 10

2006	Costanera	Chocón	Cachoeira (1)	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	8.709,0	5.041,3	-	2.204,2	10.359,8	6.662,0	19.973,2
Hydro generation	-	5.041,3	-	2.204,2	10.026,1	4.197,3	17.148,1
Thermo generation	8.709,0	-	-	-	333,6	2.464,6	2.825,1
Purchases	106,6	149,5	-	850,1	2.033,3	273,5	1.316,8
Purchases to related companies	-	-	-	-	-	-	7.140,6
Purchases to other generators	106,6	-	-	-	249,6	-	992,9
Purchases at spot	-	149,5	-	850,1	1.783,7	273,5	323,9
Transmission losses, pump and other consumption	80,1	-	-	-	120,5	169,0	367,1
Total electricity sales	8.735,5	5.190,8	-	3.054,3	12.272,6	6.766,5	20.922,8
Sales at regulated prices	-	-	-	317,9	3.073,1	1.709,4	6.567,8
Sales to related companies others activities (reg.)	-	-	-	1.199,0	2.077,7	1.013,6	4.187,9
Sales at unregulated prices	608,6	1.017,8	-	-	3.019,5	3.422,3	5.176,3
Internal sales (unregulated prices)	149,2	340,9	-	-	-	-	-
Sales at spot marginal cost	7.977,7	3.832,1	-	1.537,4	4.102,3	621,1	4.990,6
Sales to related companies generators	-	-	-	-	(0,0)	-	7.140,6
TOTAL SALES IN THE SYSTEM	97.871,2	97.871,2	349.727,7	70.570,7	70.570,7	22.283,9	50.285,8
Market Share on total sales (%)	9%	5%	0%	4%	17%	30%	42%

2005	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	8.401,8	3.930,7	2.644,8	2.100,9	9.763,3	4.516,3	18.763,8
Hydro generation	-	3.930,7	2.644,8	2.100,9	9.534,9	4.094,6	15.761,7
Thermo generation	8.401,8	-	-	-	228,3	421,8	3.002,1
Purchases	125,3	182,3	252,7	636,1	2.703,1	245,8	2.268,4
Purchases to related companies	-	-	-	18,0	-	-	6.916,4
Purchases to other generators	-	-	-	13,2	87,9	111,4	842,9
Purchases at spot	125,3	182,3	252,7	604,8	2.615,2	134,3	1.425,5
Transmission losses, pump and other consumption	61,3	-	-	-	108,1	162,2	301,7
Total electricity sales	8.465,7	4.113,0	2.897,5	2.737,0	12.358,2	4.599,9	20.730,5
Sales at regulated prices	-	-	1.928,8	432,1	2.331,2	978,4	6.343,3
Sales to related companies others activities (reg.)	-	-	-	1.000,5	2.932,8	1.027,2	4.232,0
Sales at unregulated prices	652,7	743,6	664,1	31,2	3.071,9	1.760,1	4.797,3
Internal sales (unregulated prices)	530,0	401,2	-	-	-	-	-
Sales at spot marginal cost	7.283,0	2.968,2	304,6	1.273,1	4.004,4	834,2	5.357,9
Sales to related companies generators	-	-	-	-	18,0	-	6.916,4
TOTAL SALES IN THE SYSTEM	87.779,6	87.779,6	336.145,9	69.058,6	69.058,6	19.522,7	47.446,4
Market Share on total sales (%)	10%	5%	1%	4%	18%	24%	44%
(1) ceased consolidation of company since October 2005

Business Information Main Operating Figures in GWh

Table 10.1

2006	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	11.642,2	2.432,3	4.345,4	802,3	19.222,3	750,9	19.973,2
Hydro generation	10.370,3	2.432,3	4.345,4	-	17.148,1	-	17.148,1
Thermo generation	1.271,9	-	-	802,3	2.074,2	750,9	2.825,1
Purchases	6.755,4	15,2	-	1.363,0	992,9	323,9	1.316,8
Purchases to related companies	5.762,4	15,2	-	1.363,0	7.140,6	-	7.140,6
Purchases to other generators	992,9	-	-	-	992,9	-	992,9
Purchases at spot	-	-	-	-	-	323,9	323,9
Transmission losses, pump and other consumption	212,1	53,0	88,7	5,5	359,3	7,8	367,1
Total electricity sales	18.185,5	2.394,3	4.256,7	2.159,8	19.855,8	1.067,0	20.922,8
Sales at regulated prices	6.406,7	-	161,1	-	6.567,8	-	6.567,8
Sales to related companies others activities (reg.)	4.187,9	-	-	-	4.187,9	-	4.187,9
Sales at unregulated prices	3.236,5	4,5	132,0	737,6	4.110,6	1.065,8	5.176,3
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	2.976,2	-	2.013,2	-	4.989,5	1,2	4.990,6
Sales to related companies generators	1.378,2	2.389,8	1.950,4	1.422,2	7.140,6	-	7.140,6
TOTAL SALES IN T HE SYSTEM	38.258,8	38.258,8	38.258,8	38.258,8	38.258,8	12.027,0	50.285,8
Market Share on total sales (%)	44%	0%	6%	2%	52%	9%	42%

2005	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	10.903,0	2.241,0	4.059,5	1.177,5	18.381,0	382,8	18.763,8
Hydro generation	9.461,2	2.241,0	4.059,5	-	15.761,7	-	15.761,7
Thermo generation	1.441,8	-	-	1.177,5	2.619,3	382,8	3.002,1
Purchases	6.959,2	97,4	-	1.564,5	1.704,7	563,7	2.268,4
Purchases to related companies	6.103,4	97,4	-	715,6	6.916,4	-	6.916,4
Purchases to other generators	842,9	-	-	-	842,9	-	842,9
Purchases at spot	12,9	-	-	848,9	861,8	563,7	1.425,5
Transmission losses, pump and other consumption	235,1	17,9	39,8	5,0	297,7	4,0	301,7
Total electricity sales	17.627,1	2.320,5	4.019,7	2.737,1	19.788,0	942,5	20.730,5
Sales at regulated prices	6.116,3	-	112,5	114,4	6.343,3	-	6.343,3
Sales to related companies others activities (reg.)	4.232,0	-	-	-	4.232,0	-	4.232,0
Sales at unregulated prices	3.037,1	0,7	117,4	699,6	3.854,8	942,5	4.797,3
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	3.426,9	-	1.839,4	91,6	5.357,9	-	5.357,9
Sales to related companies generators	814,7	2.319,8	1.950,4	1.831,5	6.916,4	-	6.916,4
TOTAL SALES IN THE SYSTEM	35.900,1	35.900,1	35.900,1	35.900,1	35.900,1	11.546,3	47.446,4
Market Share on total sales (%)	47%	0%	6%	3%	55%	8%	44%

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	2005	2006	2005	2006	% Var

OPERATING REVENUES	1,146,623	1,337,121	2,153,727	2,511,544	16.6%

Energy sales revenues:	1,109,962	1,272,581	2,084,867	2,390,317	14.7%

Endesa Chile and subs. in Chile	524,999	596,937	986,118	1,121, 240	13.7%
Costanera	119,732	173,732	224,895	326,325	45.1%
Chocón	40,356	61,684	75,801	115,862	52.9%
Cachoeira	42,673	-	80,153	-	(100.0% )
Betania	39,853	36,655	74,858	68,849	(8.0% )
Emgesa	223,868	236,555	420,495	444,326	5.7%
Edegel	118,482	167,019	222,547	313,715	41.0%

Other revenues:	36,660	64,540	68,860	121, 227	76.0%

Endesa Chile and subs. in Chile	34,537	62,761	64,872	117,885	81.7%
Costanera	-	-	-	-
Chocón	-	-	-	-
Cachoeira	-	-	-	-
Betania	69	67	129	126	(2.1% )
Emgesa	402	548	755	1,030	36.5%
Edegel	1,652	1,164	3,104	2,186	(29.6% )

OPERATING EXPENSES	704, 081	793, 260	1,322,491	1,489,998	12.7%

Fixed Costs:	61,619	75,399	115, 741	141, 623	22.4%

Endesa Chile and subs. in Chile	33,761	40,532	63,413	76,133	20.1%
Costanera	7,683	8,591	14,430	16,136	11.8%
Chocón	1,385	1,639	2,602	3,079	18.3%
Cachoeira	1,495	-	2,808	-	(100.0% )
Betania	1,514	1,622	2,843	3,046	7.1%
Emgesa	9,786	11,919	18,381	22,387	21.8%
Edegel	5,996	11,096	11,263	20,842	85.1%

Depreciation and Amortization:	174, 734	175, 815	328, 206	330, 238	0.6%

Endesa Chile and subs. in Chile	78,511	79,134	147,469	148,640	0.8%
Costanera	20,811	21,752	39,089	40,858	4.5%
Chocón	12,556	12,788	23,584	24,020	1.9%
Cachoeira	11,561	-	21,714	-	(100.0% )
Betania	8,474	8,638	15,917	16,225	1.9%
Emgesa	24,483	24,996	45,987	46,951	2.1%
Edegel	18,338	28,507	34,445	53,544	55.4%

Variable Costs:	467, 728	542, 046	878, 544	1,018,137	15.9%

Costanera	91,312	135,948	171,514	255,355	48.9%
Chocón	10,474	14,972	19,673	28,123	43.0%
Cachoeira	6,974	-	13,100	-	(100.0% )
Betania	12,321	13,500	23,144	25,357	9.6%
Emgesa	79,243	87,235	148,844	163,855	10.1%
Edegel	32,235	61,201	60,547	114,955	89.9%
Fuels and Lubricants in Chile	62,768	68,465	117,899	128,599	9.1%
Energy purchases in Chile	66,772	53,789	125,420	101,033	(19.4% )
Other variable costs in Chile	105,628	106,935	198,404	200,859	1.2%

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	2005	2006	2005	2006	% Var

OPERATING REVENUES	1,146,623	1,337,121	2,153,727	2,511,544	16.6%

Endesa Chile and subs. in Chile	559,537	659,698	1,050, 990	1,239, 126	17.9%
Costanera	119,732	173,732	224,895	326,325	45.1%
Chocón	40,356	61,684	75,801	115,862	52.9%
Cachoeira	42,673	-	80,153	-	(100.0% )
Betania	39,922	36,722	74,986	68,975	(8.0% )
Emgesa	224,269	237,103	421,250	445,356	5.7%
Edegel	120,134	168,182	225,651	315,900	40.0%

OPERATING EXPENSES	704, 081	793, 260	1,322,491	1,489,998	12.7%

Endesa Chile and subs. in Chile	347,440	348,856	652,605	655,264	0.4%
Costanera	119,806	166,291	225,034	312,349	38.8%
Chocón	24,414	29,400	45,858	55,222	20.4%
Cachoeira	20,030	-	37,623	-	(100.0% )
Betania	22,309	23,760	41,904	44,628	6.5%
Emgesa	113,512	124,150	213,212	233,193	9.4%
Edegel	56,569	100,804	106,255	189,342	78.2%

OPERATING MARGIN	442, 542	543, 861	831, 236	1,021,546	22.9%

Endesa Chile and subs. in Chile	212,096	310,842	398,385	583,862	46.6%
Costanera	(74)	7,441	(139)	13,976	10184. 9%
Chocón	15,941	32,284	29,943	60,640	102. 5%
Cachoeira	22,643	-	42,531	-	(100.0% )
Betania	17,613	12,962	33,082	24,347	(26.4% )
Emgesa	110,757	112,953	208,038	212,163	2.0%
Edegel	63,565	67,378	119,396	126,558	6.0%

GENERAL AND ADMINISTRATIVE COSTS	39,388	39,386	73,983	73,979	(0.0%)

Endesa Chile and subs. in Chile	19,119	19,787	35,912	37,166	3.5%
Costanera	1,908	2,223	3,584	4,176	16.5%
Chocón	775	947	1,456	1,779	22.2%
Cachoeira	3,683	-	6,918	-	(100.0% )
Betania	467	710	878	1,333	51.9%
Emgesa	4,823	3,876	9,059	7,281	(19.6% )
Edegel	8,612	11,843	16,175	22,244	37.5%

OPERATING INCOME	403, 154	504, 475	757, 253	947, 567	25.1%

Endesa Chile and subs. in Chile	192,977	291,055	362,473	546,696	50.8%
Costanera	(1,982)	5,217	(3,723)	9,800	363. 2%
Chocón	15,166	31,337	28,487	58,861	106. 6%
Cachoeira	18,960	-	35,612	-	(100.0% )
Betania	17,145	12,252	32,204	23,014	(28.5% )
Emgesa	105,934	109,077	198,979	204,882	3.0%
Edegel	54,954	55,536	103,221	104,314	1.1%

INTERNATIONAL GENERATOR CONTRIBUTION	210, 177	213, 420	394, 780	400, 871	1.5%

Endesa Chile’s Ownership Structure, as of December 31, 2006 Total Shareholders: 21,850. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	21.04%
ADR’s	4.38%
Individuals	5.00%
Others	9.60%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended December 31, 2006, on Friday, January 26, 2007, at 9:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 88 37, international.
Dial-In number: 1 (866) 700 71 01
Passcode I.D.: 17995847

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 76204555

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet and see an online presentation, or listen to a webcast replay of the call you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly th e result of any revisions to these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

BY: /S/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: January 24, 2007